Watkins Financial Services, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3
(exemption)
December 31, 2020

A computation of reserve requirement is not applicable to Watkins Financial Service, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).